August 9, 2018

VIA EDGAR

Division of Corporation Finance
Office of Information Technologies and Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:    Craig Wilson - Senior Assistant Chief Accountant
Diane Fritz - Staff Accountant

Re:    Electronics For Imaging, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 9, 2018
File No. 0-18805

Dear Mr. Wilson and Ms. Fritz

This letter will confirm that, as discussed with Ms. Fritz on August 9, 2018, Electronics For Imaging, Inc. (the “Company”) has requested additional time to respond to the Staff’s comment letter dated July 16, 2018, and will do so as soon as practicable, but in no event later than August 17, 2018.

Please contact Alex Grab, General Counsel of the Company, at (650) 357-3500 if you have any questions.

Thank you.

Respectfully submitted,

/s/ Marc Olin
Marc Olin
Chief Financial Officer
Electronics For Imaging, Inc.